Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 18, 2009

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Capital Launches Leveraged Exchange Traded Notes

Barclays ETN+ notes deliver leveraged returns linked to the performance of the

S&P 500® Total Return IndexSM

New York, NY (November 18, 2009) – Barclays Capital, the investment banking division of Barclays Bank PLC, announced today the launch of Barclays ETN+ Notes on the NYSE Arca stock exchange. These are the first exchange traded notes (ETNs) to offer exposure to leveraged returns linked to the performance or inverse performance of the S&P 500® Total Return IndexSM.

The Barclays ETN+ Long Notes are:

- Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM (ticker BXUB)

- Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM (ticker BXUC)

The Barclays ETN+ Short Notes are:

- Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM (ticker BXDB)

- Short C Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM (ticker BXDC)

- Short D Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM (ticker BXDD)

“We are pleased to offer investors the first exchange traded notes that provide access to leveraged returns in the US equity market. The Barclays ETN+ Notes were designed to provide transparent investment solutions to sophisticated investors who have a strong directional view of the market and, specifically, of the performance of the Index,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital. “Today’s launch is the first in a series of leveraged ETNs that we plan to develop and link to other equities indices and asset classes.”

Barclays ETN+ Notes are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. The Notes are designed to provide investors with a new way to access leveraged returns of a market or strategy, less certain costs and fees. The primary features of the Barclays ETN+ Notes are a leveraged return, a fixed maturity date, a stop-loss mechanic resulting in automatic early redemption and an optional redemption feature for holders. The Barclays ETN+ Notes track a fixed multiple of the performance of the underlying index over the term of the notes, before the deduction of certain costs and fees.

Subject to requirements described in the applicable pricing supplement, the notes can be sold in the secondary market during trading hours at market prices, and may typically be redeemed in at least 25,000 units on a daily basis directly to the issuer.

The prospectus can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.barx-is.com.

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs 20,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

Barclays ETN+ Notes

For further information about the Barclays ETN+ notes go to: www.barx-is.com

###

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital, Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. The accrued financing charges or accrued fees, as the case may be, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your Securities even if the value of the Index has increased, in the case of Barclays ETN+ long notes, or decreased, in the case of Barclays ETN+ short notes. An Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500” and “S&P 500® Total Return IndexSM” are trademarks and service marks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2009, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE